Dolly Varden Silver Intersects 654 g/t Silver over 21.48 meters at Wolf Vein and Expands 2024 Drill Program

VANCOUVER, BC, September 09, 2024, Dolly Varden Silver Corporation (TSXV: DV) (OTC: DOLLF) (FRK: DVQ1) (the "Company" or "Dolly Varden") is pleased to announce results from the Wolf Vein high-grade silver plunge expansion directional drilling.  Drill hole DV24-416, averaged 654 g/t Ag, 0.47% Pb and 0.57% Zn over 21.48 meters and drill hole DV24-408, averaged 513g/t Ag, 2.95% Pb and 1.82% Zn over 27.19 meters. Both holes are located on the same vertical section and are separated by 44m vertically. The intersections demonstrate consistent thicknesses and indicate an increased vertical extent to the mineralized zone as it plunges to the southwest. The 2024 exploration drill program on the Kitsault Valley Project has been expanded to 32,000 m from the initial planned 25,000 m based on the successful drilling and supported by the recently completed financing. Currently, 3 drills continue expansion drilling at the Homestake Silver Deposit.

Wolf Vein Extension Drilling

Highlights include:

  DV24-416: 654g/t Ag, 0.47% Pb and 0.57% Zn over 21.48 meters, including 1,000 g/t Ag, 0.11 g/t Au, 0.62% Pb and 0.64% Zn over 7.70 meters.
  DV24-408: 513 g/t Ag, 2.95% Pb and 1.82% Zn over 27.19 meters, including 2,520 g/t Ag, 0.34 g/t Au, 0.18% Pb and 0.88% Zn over 2.80 meters.

* intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

"The Wolf Vein continues to deliver exceptional silver grades, often with significant base metal values and strong native silver mineralization over potentially bulk-mineable widths. The extended drill program will prioritize lateral and vertical step-outs from these new Wolf results and follow up at other exploration targets including the silver zone at Moose. Resource expansion and exploration drilling efforts at the Homestake Silver Deposit continues within the projection of wider higher-grade gold and silver plunge zone defined in 2023," said Shawn Khunkhun, CEO of Dolly Varden Silver.

This release includes results for three directional drill holes drilled from the same pad and intersecting the Wolf Vein on the same section, approximately 80 meters to the northeast of previously released (August 18, 2024) that documents step-out holes DV24-404, 409, 412 and 414. Directional drilling technology from this second drill pad was used to precisely target areas for vertical extension. Drill holes DV24-416 and DV24-408 intersected wide and high-grade silver mineralization in Wolf Vein breccias and coliform grey silica and carbonate approximately 14 meters above and 30 meters below, respectively from previously reported (September 11, 2023) drill hole DV23-368 that graded 381 g/t Ag, 0.46% Pb and 0.39% Zn over 29.34 meters including 583 g/t Ag, 0.13 g/t Au, 0.66% Pb and 0.45%Pb over 16.97 meter with 1,898 g/t Ag over 1.00 meter (Figure 1).

Figure 1.  Section of Wolf Vein showing extended vertical expression of the Wolf vein silver mineralization and consistent wide zones of silica and carbonate vein and vein breccia with native silver, and silver sulphonate mineralization.

Drill hole DV24-416 confirms that high grade silver mineralization extends further up dip than expected, increasing the potential for a broader mineralized zone.  There is also an increase in gold associated with higher grade silver as seen in a 0.60 meter interval from 676.04 to 676.64 meters grading 4,350 g/t Ag and 0.47 g/t Au. The mineralized vein remains open towards the sediment cap above it (Figure 3). Step out drilling along the upper portion of the plunge has been prioritized for late season.

Drill hole DV24-408 intersected the wider central portion of the higher-grade silver plunge and shows that in the southwestern drilling on the Wolf Vein, as the exploration approaches the projection of the intersection of the mid-valley north-northwest structures there is an increase in gold values associated with the higher grades of silver and the vein and vein breccias occur within a wide consistent structure.

Figure 2.    Plan of Wolf Vein mineralized zone (in red) with all drilling to date. Lithology shown on drill trace-    grey: sedimentary rock, green: volcanic rock, pink/red: mineralization.  DV24-408, 410 and 416 are drilled from a collar location 80 meters northeast of the previously released step out holes.

Drill hole DV24-410 intersected the lower projection of the high-grade plunge, approximately 43 meters vertically below DV24-408. The vertical expression of the Wolf vein shows increased base metals at depth and on section, increased silver values into the high-grade plunge. This hole intersected 20.22 meters length of vein breccias that had a mix of low grade and high-grade silver, lead and zinc mineralization averaging 198 g/t Ag, 1.68% Pb and 3.42% Zn overall, with a higher-grade interval attributed to more sulphide-rich breccias, grading 823g/t Ag, 6.64% Pb and 1.55% Zn over 2.80 meters (table 1).

Figure 3.  Longitudinal Section of Wolf Vein with mineralization envelope in red. Plunge of high-grade silver mineralization expanded vertically over 100m height. Drill traces in this release with bold font.

Wolf Vein

The Wolf Vein is hosted in Jurassic-age Hazelton Formation volcanic rocks and is interpreted as a structurally controlled, multi phased, epithermal vein and vein breccias that occur along a southwest plunging zone of wider, higher grade silver mineralization. Native silver, pyargerite, argentite and argentiferous galena are hosted in multiple phases of silica and iron carbonate veins and breccias. The extention of the mineralization discovered underneath the sedimentary rock cap and the outcropping Wolf deposit has a plunge extent of over 950 meters at -45 to the southwest.

Figure 4.    Whole core of Wolf Vein and Vein Breccia in DV24-416 showing interval 674.30m to 682.00m (7.70 meters) with grades highlighted within broader vein intersect.

Figure 5.    Cut core sample face of Wolf Vein silver mineralization in DV24-408 @ 698.10m consisting of coarse native silver in epithermal grey silica vein breccia fragments, local coliform texture open space fill. From an individual sample length of 0.78 meters grading 3,760 g/t Ag, 0.18 g/t Au, 10.60% Pb, 4.72%Zn. Field of view is 5cm across.

Table 1: Completed Drill Hole Assays from Wolf Vein (hole order in vertical sequence from top)

Target	Hole ID	From (m)	To (m)	Length (m)*	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
Wolf	DV24-416	662.52	684.00	21.48	654	0.47	0.57	0.11
	including	664.75	666.00	1.25	1,614	1.27	0.22	0.49
	including	674.30	682.00	7.70	1,000	0.62	0.64	0.11
	including	676.04	676.64	0.60	4,350	1.92	2.10	0.47
Wolf	DV24-408	688.26	715.45	27.19	513	2.95	1.82	-
	including	688.78	689.28	0.50	2,010	1.45	1.18	-
	including	697.22	700.02	2.80	2,520	13.16	6.28	0.34
	including	708.94	712.07	3.13	712	11.36	4.65	-
Wolf	DV24-410	726.98	747.20	20.22	250	1.68	3.43	-
	including	730.05	733.27	3.22	354	1.23	1.34	-
	including	742.35	747.20	4.85	402	2.79	2.58	-
	including	742.35	744.36	2.01	823	6.64	1.55	-

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 70% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Table 2: Drill hole data for Wolf Vein holes reported in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
DV24-405	466839	6173616	449	130.5	-63	702
DV24-406	467053	6173650	380	117	-54	402
DV24-407	467053	6173650	380	125	-74	739.7
DV24-411	466929	6173582	401	125	-66	609
DV24-413*	466839	6173616	449	130.5	-63	801
DV24-415*	466929	6173582	401	125	-66	573
DV24-417*	466929	6173582	401	125	-66	666
DV24-418*	466929	6173582	401	125	-66	708
DV24-419	467464	6173723	524	150	-60	159
DV24-420	467464	6173723	524	120	-65	102
DV24-421	467265	6172994	372	299	-58	816
DV24-425	467108	6173625	390	112	-45	342
DV24-426	467108	6173625	390	112	-52	348

*Directional drilling "daughter" holes with orientation of "mother" hole collar and total length from collar; daughter holes directed off mother holes at variable orientations downhole to reach target locations

Area	Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
Ace Galena	DV24401	466917	6176263	630	90	-45	150
Ace Galena	DV24403	467021	6176650	736	135	-50	252
Chance	DV24390	467674	6175858	881	170	-55	300
Chance	DV24393	467520	6175605	799	355	-55	315
Moose	DV24389	467141	6174889	750	160	-62	297
Moose	DV24392	467141	6174889	750	190	-65	294
Moose	DV24394	467050	6174879	681	160	-55	255
Moose	DV24397	467050	6174879	681	190	-30	207
Moose	DV24398	467050	6174879	681	215	-55	261
North Star	DV24386	467538	6171307	554	165	-60	402
North Star	DV24391	467538	6171307	554	160	-68	399
North Star	DV24423	467573	6171328	537	110	-53	354
North Star	DV24424	467573	6171328	537	158	-64	400.35
Red Point	DV24395	467004	6172120	617	205	-50	450
Red Point	DV24400	466858	6172228	676	220	-63	411
Silver Horde	DV24399	466834	6174627	399	175	-65	201
Silver Horde	DV24422	466724	6174704	380	182	-65	468

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI43-101 has reviewed, validated and approved the scientific and technical information contained in this news release and supervises the ongoing exploration program at the Dolly Varden Project.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. Five kilometers to the East of the Kitsault Valley Project is the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward looking statements or information in this release relates to, among other things, the 2022 drill program at the Kitsault Valley Project, the results of previous field work and programs and the continued operations of the current exploration program, interpretation of the nature of the mineralization at the project and that that the mineralization on the project is similar to Eskay and Brucejack, results of the mineral resource estimate on the project, the potential to grow the project, the potential to expand the mineralization and our beliefs about the unexplored portion of the property.

These forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to successfully pursue its current development plans, that future sources of funding will be available to the company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

For additional information on risks and uncertainties, see the Company's most recently filed annual management discussion & analysis ("MD&A") dated March 27, 2024, and management information circular dated May 28, 2024 (the "Circular"), both of which are available on SEDAR at www.sedar.com. The risk factors identified in the MD&A and the Circular are not intended to represent a complete list of factors that could affect the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137,
www.dollyvardensilver.com;